March 1, 2006

Mail Stop 4561

Steven R. Garman
President and Chief Executive Officer
QI Systems, Inc.
704 Saddlebrook Drive
Colleyville, TX 76034


      Re:	QI Systems, Inc.
		Amendment 2 to Registration Statement on Form S-4
      Filed February 22, 2006
		File No. 333-130594


Dear Mr. Garman:

      We have reviewed the above amended registration statement and your letter dated February 23, 2006, that was submitted in facsimile.
In evaluating the amendment ant the referenced letter, we observed that the Form S-4 is not submitted on behalf of the registrant for the securities you propose to offer and sell. Accordingly, our review of your registration statement will address the identity of the filer of the Form S-4. With respect to this matter, we have the following comments.

Facing Page
1. You seek to register the offer and sale of shares of a Delaware corporation, which would be issued to the current shareholders of a
British Columbia corporation, in a change of domicile merger. Accordingly, the "registrant" for the purposes of your proposed transaction and the preparation of a Form S-4 registration statement is the Delaware corporation that will issue shares, if the proposal to change corporate domicile is approved by the shareholders of the
British Columbia corporation. See Rule 405 of Regulation C, which specifies that "the term `registrant` means the issuer of the securities for which the registration statement is filed." Your filing should be on behalf of the "registrant", which is the Delaware corporation. We call your attention to numerous references throughout From S-4 to the "registrant", from the front page reference to the "registrant" through the instructions to the signature page.

Exhibit 5.1, Opinion of Cantey & Hanger L.L.P.
2. Similarly, the opinion regarding the legality of the shares must address the shares of the Delaware company that will be issued in the registered transaction. Although we will not object to an assumption by counsel that the Delaware company`s shares will be issued in accordance with a plan of merger or similar instrument that is described in the registration statement, broad assumptions that "proceedings being taken" will occur should be eliminated.

        Please contact Hugh Fuller at (202) 551-3853 or me at
(202)
551-3462 with any other questions.

      					Sincerely,


      					Mark P. Shuman
      					Branch Chief - Legal


CC:	Dean A. Tetirick
	Canley Hanger, LLP
	801 Cherry Street, Suite 2100
	Fort Worth, TX 76102
      Facsimile Transmission: (817) 877-2807